Progressive Wealth Management Since 1990

Shareholder Rebuttal to IDEX Corporation Opposition Statement

Regarding “Eliminating Discrimination through Inclusive Hiring”

240.14a-103 Notice of Exempt Solicitation

U.S. Securities and Exchange Commission, Washington DC 20549

NAME OF REGISTRANT: IDEX Corporation

NAME OF PERSON RELYING ON EXEMPTION: NorthStar Asset Management, Inc.

ADDRESS OF PERSON RELYING ON EXEMPTION: 2 Harris Avenue, Boston MA 02130

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

IDEX Corporation Should Commit to Fair Chance Employment Practices to Align with its DEI Goals

IDEX Corporation shareowners are encouraged to vote FOR proposal #5:

RESOLVED: Shareholders request that the Board of Directors prepare a report, at reasonable cost, omitting proprietary information, and published publicly within one year from the annual meeting date, analyzing whether IDEX Corporation’s hiring practices related to people with arrest or incarceration records are aligned with publicly stated DEI (diversity, equity, and inclusion) statements and goals, and whether those practices may pose reputational or legal risk due to potential discrimination (including racial discrimination) claims.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The Proponent urges shareholders to vote YES on proposal #5 following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM

Summary:

According to a study by Deloitte and The Manufacturing Institute, “[t]he manufacturing skills gap in the U.S. could result in 2.1 million unfilled jobs by 2030” resulting in potential cost of “$1 trillion in 2030 alone.”1

The report also found what it called a “bright spot”: “fortunately, the study found that diversity, equity and inclusion (DEI) initiatives exert a growing influence on workforce trends and can help manufacturers fill these empty jobs.”2

In a separate but related report,3 the U.S. Chamber of Commerce connects the disproportionate effect of the criminal justice system to an annual loss in GDP. The report explains:

The criminal justice system disproportionately impacts minorities. Black Americans comprise 13% of the U.S. population but 40% of the incarcerated population. Black Americans are more likely than white Americans to be arrested. And once arrested, they are more likely to be convicted and once convicted, they are more likely to experience lengthy prison sentences. Further, having a record reduces employer callback rates by 50% for white male applicants but 65% for Black men. Black women are hit especially hard. Unemployment for formerly incarcerated white men is 14 percentage points higher than the general population but 37 percentage points higher for Black women. Struggles with finding employment post-incarceration contribute to the growing wealth gap in the U.S. Approximately 1 in 9 Black children and 1 in 28 Latino children have an incarcerated parent, compared with roughly 1 in 57 white children.

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1 https://www.nam.org/2-1-million-manufacturing-jobs-could-go-unfilled-by-2030-13743/?stream=workforce

2 https://www.nam.org/2-1-million-manufacturing-jobs-could-go-unfilled-by-2030-13743/?stream=workforce

3 https://www.uschamber.com/assets/archived/images/uscc_business_case_for_cj-second_chance_hiring_report_aug2021.pdf

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on proposal #5 following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM

In the opinion of the Proponent, IDEX Corporation (“the Company”) has an opportunity to maximize its DEI (diversity, equity, and inclusion) and racial equity initiatives by purposely creating employment opportunities for this underserved population -- helping jobseekers to pursue economic mobility and, in turn, improve retention and productivity rates at IDEX. The Proponent believes that fair chance employment also provides IDEX Corporation access to an untapped labor pool in a tight labor market, with an eager candidate pool that can thrive with the right resources. Therefore, fair chance employment has the potential to benefit the Company as well as local communities and the overall economy.

To reduce risk and promote long-term shareholder value, the Proponent believes that IDEX Corporation would be well-served by addressing issues in the Proposal regarding fair chance employment and racial equity.

What is fair chance employment?

Fair chance employment is the intentional recruitment of people with arrest or incarceration records. Fair chance employment practices are proactive steps to overcome bias, discrimination, and unintentional hurdles.

Fair chance employment practices include but also go beyond “ban the box,”4 eliminating broad exclusions for certain categories of convictions, or delaying background checks until after conditional offers are made. These are critical first steps, but fair chance employment describes a constellation of practices based upon the recognition that jobseekers with criminal records can be actively recruited and supported.

Fair chance employment seeks to provide formerly incarcerated jobseekers opportunities they may not otherwise access due to conviction-related challenges. Certain modifications allow applicants with prior convictions to be fairly considered for the job without employers’ criminal history biases. Fair chance employment practices can include creating internships for formerly incarcerated people, partnering with local reentry organizations, internal workshops aimed at reducing stigma towards people with criminal records, direct-hire opportunities for in-prison or post-incarceration training programs, or considering other ways to find, recruit, and train people with arrest or incarceration histories who might not otherwise be able to apply for a job at the Company.

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4 “Ban the box” has been a nationwide movement to remove the checkbox from job applications that require applicants to disclose whether or not they have a criminal record. “Nationwide, 37 states and over 150 cities and counties have adopted what is widely known as ‘ban the box’ so that employers consider a job candidate’s qualifications first—without the stigma of a conviction or arrest record.” http://www.nelp.org/publication/ban-the-box-fair-chance-hiring-state-and-local-guide/

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on proposal #5 following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM

Why does this matter for IDEX Corporation?

1.	Fair chance hiring directly supports racial equity and DEI (diversity, equity, and inclusion) initiatives that tie to the Company’s own goals and initiatives.

IDEX Corporation’s “Diversity, Equity, & Inclusion” website highlights DEI is not just a company goal but a key ethos of the founding of the original company name where IDEX stands for Innovation, Diversity, and Excellence. IDEX Corporation aims to “[a]chieve diversity in our leadership and across our employee population that reflects the population where we live and do business… [And to] [u]se the power of diversity to deliver outstanding business results.”5 Furthermore, the Proponent asserts that because data show6 that Black and Brown people in the U.S. are disproportionately affected by the criminal justice system, fair chance employment is a diversity issue.

The Proponent believes that the 2021 U.S. Equal Employment Opportunity Commission (EEOC) Enforcement Guidance for Title VII of the Civil Rights Act of 1964 reinforces this assertion. This Guidance refers to data on the fact that “African Americans and Hispanics are arrested at a rate that is 2 to 3 times their proportion of the general population” and it also notes that “[n]ational data supports a finding that criminal record exclusions have a disparate impact based on race and national origin.” [Emphasis added.]

Bias against formerly incarcerated people of color exacerbates existing racial disparities and increases economic inequality between racial groups. The Proponent believes that this exacerbation can lead to greater economic instability, reduced spending power, loss of GDP, and higher risk of re-incarceration.

Based upon these understandings, the Proponent believes that to achieve true alignment of the Company’s DEI policies and goals, the Company and its shareholders may benefit from improving the Company’s practices on this issue by considering ideas offered in the Proposal.

2.	Manufacturers may benefit from access to an untapped labor pool in a tight labor market.

Fair chance employment has the potential to help ease labor market constraints by tapping into an underutilized and eager candidate pool that can thrive with the right resources. Research shows that formerly incarcerated individuals can make excellent employees, which could help solve the industry’s labor crisis.

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5 https://prod-wp.idexcorp.com/about-idex/inclusion-diversity/

6 For example:

•	Black Americans comprise 13% of the U.S. population but make up almost 40% of the incarcerated population. (Source: https://www.bop.gov/about/statistics/statistics_inmate_race.jsp)
•	Studies have shown that the existence of a criminal record can reduce job callbacks by at least 27% overall, while Black American men see a 65% reduction in job callbacks if they have a criminal record. (Source: https://www.uschamber.com/assets/archived/images/uscc_business_case_for_cj-second_chance_hiring_report_aug2021.pdf)

•	Black women are significantly affected: the unemployment rate for Black women with criminal records is 37 percentage points higher than their general population peers (Black women without criminal records). (Source: https://www.prisonpolicy.org/reports/outofwork.html)

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on proposal #5 following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM

For example, Dave’s Killer Bread, a manufacturer of organic bread that is now owned by Flowers Foods, is a well-established fair chance employer. According to a 2015 study by Portland State University that compared employees at Dave’s Killer Bread over a three-year-period, people with criminal backgrounds outperformed those without in three categories: attendance, policy, and behavioral violations. Employees with a criminal background were also promoted faster.7

The Proponent believes that fair chance employment could be a major differentiator for the Company in its recruitment practices in the face of the labor shortage as well as a driver of long-term value.

How Do IDEX Practices Compare to the Proposal’s Requests?

Based upon engagement with IDEX and written descriptions in the Company’s online resources, the Proponent has summarized our understanding of the ways in which IDEX is or is not pursuing best practices in fair chance employment, despite the ways in which it could benefit the Company and shareholders.

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7 https://www.honestjobs.co/post/myth-hiring-people-with-criminal-records-will-result-in-underperformance

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on proposal #5 following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM

Conclusion:

The Proponent believes that issues of the criminal legal system and systemic racism are integrally linked and that failing to make sincere progress towards a company’s stated goals and commitments, including DEI commitments, can result in risk to brand name and therefore shareholder value if (or when) journalists or concerned shareholders publicly highlight discrepancies. Furthermore, the Proponent asserts that fair chance employment practices relate to the Company’s commitments on diversity, equity, and inclusion given the racially-skewed nature of the criminal legal system. Hence, the Proponent believes that shareholders’ best interests would be served, and long-term shareholder value may be protected, through requests addressed in the Proposal.

Shareholders, we urge you to vote “FOR” proxy item #5. Please direct proposal-specific questions to Mari Schwartzer, Director of Shareholder Activism and Engagement, at mschwartzer@northstarasset.com.

Date: May 17, 2023

By:	/s/ Julie N.W. Goodridge
Julie N.W. Goodridge
CEO*
NorthStar Asset Management, Inc.

*Julie Goodridge is also the trustee of the NorthStar Asset Management, Inc Funded Pension Plan, the proponent.

The views expressed are those of the authors and NorthStar Asset Management Inc. as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. This piece is for informational purposes and should not be construed as a research report.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on proposal #5 following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM